Exhibit 2.1

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

FIRST

Name

The name of the limited liability company is:

RoyaltyTraders LLC

SECOND

Registered Agent

The address of its registered office in the State of Delaware is 8 The Green, Suite R in the City of Dover. Zip code 19901.

The name of its registered agent at such address is

Resident Agents Inc.

THIRD

Duration

The duration of the limited liability company shall be perpetual.

FOURTH

Purpose

The purpose for which the company is organized is to conduct any and all lawful business for which Limited Liability Companies can be organized pursuant to Delaware statute.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 18'h day of March, 2021.

By:
Authorized
Person Name:
Riley Park